EXECUTION VERSION

ASSET PURCHASE AGREEMENT
by and between
SUMMIT HEALTH, INC.
(A SUBSIDIARY OF QUEST DIAGNOSTICS INCORPORATED)

and
HOOPER HOLMES, INC., HOOPER DISTRIBUTION SERVICES, LLC,
HOOPER WELLNESS, LLC, ACCOUNTABLE HEALTH SOLUTIONS, LLC,
HOOPER INFORMATION SERVICES, INC., HOOPER KIT SERVICES, LLC
and PROVANT HEALTH SOLUTIONS, LLC

dated as of
August 27, 2018

TABLE OF CONTENTS

Article I PURCHASE AND SALE		1
1.1	Purchase and Sale of the Transferred Assets	1
1.2	Deposit	6
Article II BANKRUPTCY COURT APPROVAL AND OTHER MATTERS		6
2.1	Commencement of Voluntary Bankruptcy Cases	6
2.2	Entry of Bidding Procedures Order	6
2.3	Entry of Order Approving Sale	7
2.4	Certain Bankruptcy Undertakings by Sellers	9
2.5	Break-Up Fee and Expense Reimbursement	9
Article III INSTRUMENTS OF TRANSFER AND ASSUMPTION; TRANSITION SERVICES AGREEMENT		9
3.1	Transfer Documents	9
3.2	Assignment and Assumption Documents	9
3.3	Transition Services Agreement	9
Article IV CONSIDERATION; ALLOCATION		10
4.1	Consideration	10
4.2	Allocation	10
Article V CLOSING		10
5.1	Closing Date	10
Article VI REPRESENTATIONS AND WARRANTIES OF SELLERS		10
6.1	Organization, Qualification and Authority	10
6.2	Authorization, Execution and Delivery of Agreement and Transaction Documents	11
6.3	Title to and Condition of Assets	11
6.4	Legal Proceedings	11
6.5	Real Property	12
6.6	No Violation of Laws or Agreements	12
6.7	Employee Benefits; ERISA Matters; Employees and Independent Contractors	12
6.8	Financial Statements	13
6.9	Absence of Certain Changes	14
6.10	Contracts.	15
6.11	Customers.	15
6.12	Intellectual Property.	16
6.13	Labor Matters	18
6.14	Environmental Matters.	19

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6.15	Accounts Receivable	19
6.16	Prepaid Expenses	19
6.17	Brokers	19
6.18	Permits	20
6.19	Insurance	20
6.20	Bank Accounts	20
6.21	Telephone Numbers and Internet Connections	20
6.22	Taxes; Tax Returns	20
6.23	Compliance with Laws	21
6.24	Undisclosed Liabilities	21
Article VII REPRESENTATIONS AND WARRANTIES OF BUYER		21
7.1	Organization, Qualification and Authority	21
7.2	Authorization, Execution and Delivery of Agreement and Transaction Documents	21
7.3	Brokers	21
7.4	No Violation of Laws or Agreements	22
Article VIII COVENANTS AND AGREEMENTS		22
8.1	Conduct of Business	22
8.2	Mutual Covenants	23
8.3	Notification of Certain Matters	23
8.4	Access to Information	23
8.5	Public Announcement	24
8.6	Taxes	24
8.7	Employees	24
8.8	Further Assurances	25
8.9	Confidentiality	25
8.10	Interim Reports	25
8.11	Survival of Representations and Warranties	25
8.12	“As Is” Transaction; Disclaimer of Implied Warranties	26
Article IX CONDITIONS PRECEDENT TO BUYER’S OBLIGATION TO CLOSE		26
9.1	Accuracy of Representations and Warranties; Performance of this Agreement	26
9.2	Officer’s Certificate	26
9.3	Transfer, Assumption and Transition Services Documents	26
9.4	Data Room	26
9.5	Bankruptcy Matters	26
9.6	Winning Bidder	27
9.7	Required Consents	27
9.8	No Material Adverse Effect	27
Article X CONDITIONS PRECEDENT TO SELLERS’ OBLIGATION TO CLOSE		27

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10.1	Accuracy of Representations and Warranties; Performance of this Agreement	27
10.2	Officer’s Certificate	27
10.3	Assumption and Transition Services Documents	27
10.4	Bankruptcy Matters	27
10.5	Winning Bidder	27
Article XI TERMINATION		28
11.1	Breaches and Defaults; Opportunity to Cure	28
11.2	Termination	28
Article XII MISCELLANEOUS		29
12.1	Notices	29
12.2	Expenses	30
12.3	Governing Law	30
12.4	Assignment	30
12.5	Successors and Assigns	31
12.6	Amendments; Waivers	31
12.7	Entire Agreement	31
12.8	Counterparts	31
12.9	Severability	31
12.10	Section Headings	31
12.11	Interpretation	31
12.12	Third Parties	31
12.13	Specific Performance	32
12.14	Disclosure Schedule and Exhibits	32
12.15	Definitions	32

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ASSET PURCHASE AGREEMENT
THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of August 27, 2018 by and between Summit Health, Inc., a Michigan corporation and a subsidiary of Quest Diagnostics Incorporated (“Buyer”), and Hooper Holmes, Inc., a New York corporation, and the subsidiaries of Hooper Holmes, Inc. identified on the cover page and signature pages hereto (collectively, “Sellers”). Capitalized terms used but not defined in the context in which they are used shall have the respective meanings assigned to such terms in Section 12.15.
WHEREAS, Sellers intend to file voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code, 11 U.S.C. § 101, et seq. (the “Bankruptcy Code”), thereby commencing Chapter 11 bankruptcy cases (the “Voluntary Bankruptcy Cases”), in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”);
WHEREAS, Sellers are engaged in the business of providing on-site screening services and flu shots, laboratory testing, health risk assessment and sample collection services to individuals, a well-being portal and wellness coaching services as part of comprehensive health and well-being programs offered directly to customers and through third-party organizations (the “Business”);
WHEREAS, Sellers desire to sell, transfer, convey, assign and deliver to Buyer, in accordance with Sections 363 and 365 and the other applicable provisions of the Bankruptcy Code, all of the Transferred Assets, free and clear of all Liens, together with the Assumed Liabilities of Sellers, upon the terms and subject to the conditions set forth in the Agreement (collectively, the “Transaction”);
WHEREAS, Buyer wishes to purchase and take delivery of the Transferred Assets and assume the Assumed Liabilities upon such terms and subject to such conditions;
WHEREAS, the Transferred Assets will be sold pursuant to the Sale Order under Section 363 of the Bankruptcy Code, and such Sale Order will include the assumption and assignment of certain executory contracts and service agreements, unexpired leases of equipment and liabilities thereunder, under Section 365 of the Bankruptcy Code and pursuant to the terms and conditions of this Agreement; and
WHEREAS, certain of the obligations of the Sellers under this Agreement are conditioned upon the approval of the Bankruptcy Court in accordance with Article II.
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, representations, warranties and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:
Article I
PURCHASE AND SALE
1.1    Purchase and Sale of the Transferred Assets.
(a)    Transferred Assets. On the terms and subject to the conditions set forth in this Agreement and subject to the exclusions set forth in Section 1.1(b), at the Closing, Sellers shall sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase, acquire and take assignment and delivery from Sellers, all of Sellers’ rights, title and interest in, to and under the assets, properties and rights (contractual or otherwise) owned by Sellers, excluding only the Excluded Assets (collectively, the “Transferred Assets”).

The Transferred Assets shall include, without limitation, all of Sellers’ right, title and interest in, to and under the following:
(i)    all inventory, supplies, equipment, machinery or other tangible personal property (“Tangible Personal Property”) and any warranty or claims associated therewith;
(ii)    all Contracts and Leases of Sellers set forth on Section 1.1(a)(ii) of the Disclosure Schedule (the “Assumed Contracts and Leases”), which Section 1.1(a)(ii) of the Disclosure Schedule may be updated by Buyer, in its sole discretion, on or before the day on which the Sale Hearing takes place;
(iii)    all Permits transferable to Buyer pursuant to their terms and in accordance with applicable Laws;
(iv)    all Sellers Intellectual Property;
(v)    all books and records relating to the Transferred Assets or the Business, including customer or client lists, historical customer data, files, documentation and other records, but not including books and records of the type described in Section 1.1(b)(v); provided, however, that Sellers shall have the right to reasonable access to such books and records acquired by the Buyer in order to administer their bankruptcy estates;
(vi)    all claims, indemnities, warranties, guarantees, refunds, causes of action, rights of recovery, rights of setoff and rights of recoupment of every kind and nature (whether or not known or unknown or contingent or non-contingent) related to the Transferred Assets or the Business (other than those constituting the Excluded Assets);
(vii)    all accounts receivable of the Sellers;
(viii)    all deposits and prepayments held by third parties pursuant to any Assumed Contract or Lease;
(ix)    subject to applicable Laws, all specimens, samples, testing and patient records and all records related to the Tangible Personal Property;
(x)    all Sellers’ rights to telephone number(s), email addresses and websites used by Sellers in connection with the Business;
(xi)    all rights of Sellers to receive insurance proceeds to the extent that such proceeds are paid after Closing to reimburse Sellers for damages or losses which occurred on or before the Closing Date to any Tangible Personal Property;
(xii)    the bank accounts of Sellers listed on Section 6.20 of the Disclosure Schedule (the “Transferred Bank Accounts”) but excluding any cash in the Transferred Bank Accounts except to the extent necessary to cover checks issued by the Sellers prior to the Closing;
(xiii)    all claims and actions of Sellers arising under Sections 544, 547, 548, 549 and 550 of the Bankruptcy Code (“Avoidance Claims”), against vendors or suppliers of Sellers that (3%) provide goods or services to one or more Sellers in the Ordinary Course of Business and (3%) will continue to do business with Buyer or its Affiliates following the Closing, as more particularly set forth on Section 1.1(a)(xiii) of the Disclosure Schedule (the “Transferred Chapter 5 Claims”), which Section 1.1(a)(xiii) of the Disclosure Schedule may be updated by Buyer on or before the day on which the Bidding Procedures Order is entered; and
(xiv)    other than any Excluded Assets, all other assets, properties or rights of every kind and description of Sellers, wherever located, whether real, personal or mixed, tangible or intangible, including all goodwill of Sellers as a going concern and all other intangible property of Sellers.
(b)    Excluded Assets. Notwithstanding anything to the contrary herein, the following assets and properties of, or in the possession of, Sellers (collectively, the “Excluded Assets”) shall be retained by Sellers and shall be excluded from the Transferred Assets prior to the Closing notwithstanding any other provision of this Agreement:
(i)    the Cash Consideration;
(ii)    all cash and cash equivalents in the Transferred Bank Accounts other than as set forth in Section 1.1(a)(xii);
(iii)    any Permits that are not transferable pursuant to their terms and in accordance with applicable Laws;
(iv)    all Contracts and Leases that are not Assumed Contracts and Leases including, without limitation, the Contracts and Leases set forth on Section 1.1(b)(iv) of the Disclosure Schedule (the “Excluded Contracts and Leases”), which Section 1.1(b)(iv) of the Disclosure Schedule may be updated by Buyer, in its sole discretion, on or before the day on which the Sale Hearing takes place;
(v)    all claims under Chapter 5 of the Bankruptcy Code, including, without limitation, Avoidance Claims, other than the Transferred Chapter 5 Claims;
(vi)    any of the following books and records: corporate seals, organizational documents, minute books, stock books, Tax Returns, books of account or other records having to do with the corporate organization of Sellers, all employee-related or employee benefit-related files or records (other than personnel files of the Transferred Employees) and any other books and records that Sellers are prohibited from disclosing or transferring to Buyer under applicable Law or are required by applicable Law to retain;
(vii)    except as set forth in Section 1.1(a)(xi), all insurance policies of Sellers and all rights to applicable claims and proceeds thereunder;
(viii)    all Tax assets (including any tax attributes, duty and Tax refunds and prepayments) of Sellers or any Affiliates of Sellers;
(ix)    equity securities or other ownership interests of any of the Sellers;
(x)    any adequate assurance deposit under Section 366 of the Bankruptcy Code;
(xi)    all interests of Sellers under the Transaction Documents;

(xii)    all Employee Plans;
(xiii)    (A) all records and reports prepared or received by Sellers or any of their Affiliates in connection with the transactions contemplated by this Agreement, including all analyses relating to the transactions contemplated by this Agreement or Buyer so prepared and received, (B) all bids and expressions of interest received from third parties with respect thereto, with respect to or related to the transactions contemplated thereby and (C) all privileged communications between Sellers and any of their advisors or representatives; and
(xiv)    any other assets, properties and rights set forth on Section 1.1(b)(xiv) of the Disclosure Schedule.
(c)    Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement and subject to the exclusions set forth in Section 1.1(d), as partial consideration for the Transferred Assets, Buyer shall, effective at the time of the Closing, assume and thereafter pay, discharge and perform in accordance with their terms, the following Liabilities of Sellers, as the same shall exist on or after the Closing Date and irrespective of whether the same shall arise prior to, on or following the Closing Date (the “Assumed Liabilities”):
(i)    Cure Costs not to exceed $300,000 in the aggregate, subject to Section 1.1(e);
(ii)    all Liabilities of Sellers that first accrue and are to be performed from and after the Closing Date under the Assumed Contracts and Leases which relate to periods of time on or after the Closing Date;
(iii)    all Liabilities relating to and arising from Buyer’s operation of the Transferred Assets after the Closing Date; and
(iv)    all Liabilities agreed to be performed by Buyer pursuant to the terms of any of the Transaction Documents.
(d)    Excluded Liabilities. Notwithstanding any other provision of this Agreement, Buyer shall not assume or be bound by or be obligated or responsible for any duties, responsibilities, commitments, expenses, obligations or liabilities of Sellers or relating to the Transferred Assets (or which may be asserted against or imposed upon Buyer as a successor or transferee of Sellers, as an acquirer of the Transferred Assets or as a matter of Law) of any kind or nature, fixed or contingent, known or unknown, other than the Assumed Liabilities, including, without limitation, the following (collectively, the “Excluded Liabilities”):
(i)    any Liability of Sellers in respect of any Taxes;
(ii)    any Liability of Sellers under any Contract or Lease that is not an Assumed Contract or Lease;
(iii)    except for the Cure Costs assumed by Buyer pursuant to Section 1.1(c)(ii), any Liability of Sellers relating to and arising from Sellers’ operation of the Transferred Assets prior to the Closing;
(iv)    any Liability of Sellers arising out of or resulting from their compliance or noncompliance with any Law;

(v)    any Liability of Sellers arising out of or related to any Legal Proceeding against it and that was asserted on or prior to the Closing Date;
(vi)    any Liability of Sellers arising under or in connection with any Employee Plans of, or maintained or required to be maintained, by Sellers;
(vii)    any Liability of Sellers to pay any fees or commission to any broker or finder in connection with the transactions contemplated by this Agreement;
(viii)    any Liability to the extent relating to any Excluded Asset or that is not an Assumed Liability; and
(ix)    any Liability not expressly assumed by Buyer in this Agreement.
(e)    Cure Costs. The Assumed Contracts and Leases shall be assumed by Sellers and assigned to Buyer in accordance with the requirements of Section 365 of the Bankruptcy Code, and Buyer shall be obligated to pay, on the Closing Date, all amounts needed to cure any defaults to the extent such defaults are required to be cured and such cure amounts are required to be paid as a condition to assumption and assignment of any such Assumed Contracts and Leases (the “Cure Costs”); provided, that Buyer shall not be obligated to pay for Cure Costs in excess of $300,000 in the aggregate, and Sellers shall pay, on the Closing Date, all Cure Costs in excess of $300,000 in the aggregate and less than $600,000 in the aggregate; provided, further that if Cure Costs are in excess of $600,000 in the aggregate (an “Excess Cure Cost Situation”), then (x) Sellers and Buyer shall negotiate in good faith on the party that will be responsible for Cure Costs above $600,000, and (y) if Sellers and Buyer cannot agree on the party that will be responsible for Cure Costs above $600,000, then either Sellers or Buyer may terminate this Agreement in accordance with Section 11.2(b).
(f)    Required Consents. Buyer acknowledges that the Sale Order will authorize the assumption and assignment of the Assumed Contracts and Leases without the requirement of any consent by the parties thereto. To the extent any Assumed Contract or Lease is not assumable and assignable by Sellers to Buyer under Section 365 of the Bankruptcy Code without the consent of the applicable counterparty thereto, Sellers and Buyer shall use their commercially reasonable efforts (which shall not require Sellers to pay any amounts for such consent) prior to Closing to obtain all such required consents of third parties that are necessary for the consummation of the transactions contemplated hereby (the “Required Consents”). All such Required Consents shall be in writing and executed counterparts thereof shall be delivered to Buyer on or before the Closing Date. If a Required Consent is not obtained, or if an attempted assignment thereof would be ineffective or would affect the rights thereunder so that Buyer would not receive all such rights, Sellers shall use their commercially reasonable efforts (which shall not require Sellers to pay any amounts for such consent) after Closing to provide to Buyer the benefits under any such Assumed Contract or any claim or right, including, without limitation, enforcement for the benefit of Buyer of any and all rights of Sellers against a third party thereto arising out of the default or cancellation by such third party or otherwise.
(g)    Tax Withholding. Buyer shall be entitled to deduct and withhold from the Cash Consideration all Taxes that Buyer is reasonably required to deduct and withhold under any provision of Law with respect to Taxes, as determined in good faith; provided that Buyer shall provide reasonable advance notice to Sellers of any such required deduction and withholding and shall cooperate with Seller to minimize (and, to extent possible, eliminate) any such required deduction and withholding. All such withheld amounts shall be treated as delivered to Sellers hereunder.

1.2    Deposit. No later than August 28, 2018, Buyer shall post the Deposit with Sellers. In the event that Buyer is the Successful Bidder, the Deposit will be credited against the Cash Consideration at Closing. Subject to Sellers’ rights under Section 11.1, if Buyer is not the Successful Bidder, the Deposit shall be returned to Buyer on the date on which the closing of a sale to an Alternative Purchaser takes place.
ARTICLE II
BANKRUPTCY COURT APPROVAL AND OTHER MATTERS
2.1    Commencement of Voluntary Bankruptcy Cases. No later than the first Business Day following the date of this Agreement (and in no event later than August 27, 2018), Sellers shall commence the Voluntary Bankruptcy Cases in the Bankruptcy Court (the date on which the Voluntary Bankruptcy Cases are commenced, the “Filing Date”).
2.2    Entry of Bidding Procedures Order. No later than one calendar day after the Filing Date, Sellers shall file a Sale Motion with the Bankruptcy Court seeking (i) approval of the sale of the Transferred Assets to Buyer or an Overbidder at the Auction, and (ii) the entry of an order in the form attached as Exhibit A to the Sale Motion no later September 18, 2018, which shall contain substantially the following provisions with respect to bidding procedures and related matters and shall be otherwise reasonably acceptable to Buyer (the “Bidding Procedures Order”):
(a)    Competing offers to acquire the Transferred Assets shall:
(i)    be submitted in writing to Sellers and Buyer and their respective counsel on or before 4:00 p.m. Eastern time on the date that is 17 calendar days after the Bidding Procedures Order is entered, or such other date as set by the Bankruptcy Court (the “Bid Deadline”) but in no event later than October 5, 2018;
(ii)    provide for a purchase price to be paid to Sellers that exceeds the Cash Consideration by the Minimum Overbid Amount, the Break-Up Fee and the Expense Reimbursement;
(iii)    be accompanied by a signed asset purchase agreement in form and substance substantially similar to this Agreement, together with a redlined, marked copy showing all changes to this Agreement (the “Competing Agreement”);
(iv)    must not be subject to due diligence contingencies or other conditions beyond those imposed by Buyer;
(v)    remain open until the earliest to occur of the (1) the Outside Date, (2) consummation of the transaction with the Successful Bidder (as such term is defined in the Bidding Procedures), and (3) the release of such competing offer by the Sellers in writing;
(vi)    contain terms and conditions no less favorable to Sellers than the terms and conditions of this Agreement;
(vii)    be accompanied by evidence establishing that the bidder is capable and qualified, financially, legally and otherwise, of unconditionally performing all obligations under the Competing Agreement;

(viii)    be accompanied by a cashier’s check or other good funds made payable to the order of one or more Sellers in an amount equal to ten percent (10%) of the proposed purchase price (the “Overbidder’s Deposit”), and further provide that (A) if the Bankruptcy Court approves a sale of the Transferred Assets to that bidder, Sellers may retain the Overbidder’s Deposit, and (B) if the Bankruptcy Court does not approve a sale of the Transferred Assets to that bidder, Sellers will return the Overbidder’s Deposit to such overbidder; and
(ix)    include a provision that any Cure Costs are final and binding upon the applicable counterparty.
(b)    If any bidders have submitted a qualifying bid in accordance with the Bidding Procedures Order (each such bid, a “Qualified Bid”), then a public auction of the Transferred Assets shall be held no later than 10:00 a.m. Eastern time on October 10, 2018 (or such earlier date as set by the Bankruptcy Court) at the offices of Sellers’ counsel (the “Auction”). The Auction shall be governed by procedures set forth in the Bidding Procedures Order. During the Auction, the Break-Up Fee and Expense Reimbursement shall be taken into account at each round of the bidding.
(c)    A hearing to approve the successful bid at the Auction, or, if no Auction is held, to approve this Agreement, shall be scheduled no later than (x) October 9, 2018 if there is no Auction or (y) October 12, 2018 if there is an Auction (the “Sale Hearing”).
(d)    The Break-Up Fee plus the Expense Reimbursement are deemed approved and shall be paid to Buyer from the proceeds of the sale actually paid by a Successful Bidder (as such terms is defined in the Bidding Procedures) in the event the Bankruptcy Court (i) enters an order approving an offer to purchase the Transferred Assets submitted by an Alternative Purchaser, and (ii) such Alternative Purchaser closes on the sale with the Sellers.
(e)    No other bidder shall be entitled to payment of the Break-Up Fee or Expense Reimbursement or to any other breakup fee, termination fee, expense reimbursement, or similar type of payment or reimbursement.
(f)    Any entity that fails to submit a Qualified Bid, as set forth above, shall be disqualified from bidding for the Transferred Assets at the Auction or the Sale Hearing, unless the Bankruptcy Court orders otherwise.
(g)    If no Qualified Bid is submitted, Sellers shall request at the Sale Hearing that the Bankruptcy Court approve the proposed sale of the Transferred Assets to Buyer under this Agreement.
2.3    Entry of Order Approving Sale.
(a)    In the event there is no Auction, or that Buyer presents the winning bid at the Auction, then Sellers shall use their reasonable best efforts to obtain entry of the Sale Order on the date previously set for the Sale Hearing, or such other date set by the Bankruptcy Court. The Sale Order shall be in accordance with the terms of this Agreement, shall be in a form reasonably satisfactory to Buyer and Sellers, and shall, among other things:

(i)    approve and direct the sale and transfer of the Transferred Assets to Buyer and approve and direct the assumption and assignment of the Assumed Contracts and Leases to Buyer free and clear of all Liens, claims or interests, based on appropriate findings and rulings pursuant to, inter alia, Sections 363(b), 363(f), 363(m) and 365 of the Bankruptcy Code, including but not limited to Sections 365(h), 365(i), 365(l) and 365(n) and the release of Buyer of any rights otherwise associated with, and which may otherwise be to the benefit of, any third parties; provided that notwithstanding anything to the contrary in this Agreement, Buyer shall not be entitled to disapprove the Sale Order by reason of, and Buyer’s (or a successful overbidder’s) obligation to consummate the transactions provided for herein shall not be conditioned upon the assumption and assignment of, any Assumed Contracts or Leases with respect to which the Bankruptcy Court determines that Buyer (or a successful overbidder) has failed to provided adequate assurance of future performance pursuant to Section 365 of the Bankruptcy Code;
(ii)    include a finding that Buyer is a good faith purchaser pursuant to Section 363(m) of the Bankruptcy Code;
(iii)    include a finding that Buyer is not deemed to be a successor to Sellers, to have, de facto or otherwise, merged with or into Sellers or to be a mere continuation of Sellers;
(iv)    include a finding that the Consideration is a fair and reasonable price for the Transferred Assets;
(v)    include a finding confirming the adequacy of notice to all creditors and parties in interest and parties to any executory contract, unexpired Lease or right of entry; and
(vi)    include provisions for the retention of jurisdiction in the Bankruptcy Court over matters relating to the transactions contemplated in this Agreement including matters relating to title to the Transferred Assets and claims against the Transferred Assets which arose or were based on facts or occurrences prior to the Closing. Furthermore, the Sale Order shall not have been reversed, stayed, modified or amended.
(b)    Sellers shall provide notice of the Sale Hearing and any other matter before the Bankruptcy Court relating to this Agreement or the Transaction Documents, in each case as required by the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure, any applicable local rules of bankruptcy procedure or as otherwise ordered by the Bankruptcy Court.
(c)    Notwithstanding anything to the contrary in this Section 2.3 or any other provision of this Agreement, in the event that a Qualified Bid of a third party (an “Alternative Purchaser,” and the underlying agreement between the Alternative Purchaser and Sellers, the “Alternative APA”) is approved by the Bankruptcy Court at the hearing on the Sale Motion, this Agreement may become an approved “back-up bid” that continues to bind Buyer, in Sellers’ sole discretion and pursuant to the Sale Order, unless at the Auction, other higher and better bids are received and Sellers elect to make a different Alternative Purchaser the “back-up bidder.”

2.4    Certain Bankruptcy Undertakings by Sellers.
(a)    Except as ordered by the Bankruptcy Court, Sellers shall not take any action, nor fail to take any action, which action or failure to act would reasonably be expected to (i) prevent or impede the consummation of the transactions contemplated by this Agreement in accordance with the terms of this Agreement; or (ii) result in (A) the reversal, avoidance, revocation, vacating or modification (in any manner that would reasonably be expected to materially and adversely affect Buyer’s rights hereunder), or (B) the entry of a stay pending appeal.
(d)    If the Bidding Procedures Order, the Sale Order or any other order of the Bankruptcy Court relating to this Agreement shall be appealed by any Person (or a petition for certiorari or motion for rehearing or reargument shall be filed with respect thereto), Sellers shall take all steps as may be reasonable and appropriate to defend against such appeal, petition or motion, and shall endeavor to obtain an expedited resolution of such appeal.
2.5    Break-Up Fee and Expense Reimbursement. In the event the Bankruptcy Court (i) enters an order approving an offer to purchase the Transferred Assets submitted by an Alternative Purchaser, and (ii) such Alternative Purchaser closes on the sale with the Sellers, then Buyer will be entitled to receive a break-up fee out of the proceeds of the consummated sale in an amount equal to 3.5% of the Cash Consideration (the “Break-Up Fee”), plus Buyer’s reasonable out-of-pocket expenses, including the fees and expenses of Buyer’s attorneys and other professionals and advisors incurred in connection with the negotiation, execution and consummation of this Agreement (which expenses shall not exceed $300,000) (the “Expense Reimbursement”). Payment of the Break-Up Fee and Expense Reimbursement shall be made by wire transfer of immediately available U.S. funds to an account designated by Buyer from the proceeds of a sale to an Alternative Purchaser, with such payment to be made immediately upon the consummation of such sale. Until paid, the Break-Up Fee and Expense Reimbursement shall be allowed as administrative expenses pursuant to section 503(b)(1)(A) of the Bankruptcy Code.
ARTICLE III
INSTRUMENTS OF TRANSFER AND ASSUMPTION;
TRANSITION SERVICES AGREEMENT
3.1    Transfer Documents. At the Closing, Sellers will deliver to Buyer (a) one or more bills of sale in substantially the form attached hereto as Exhibit 3.1 (the “Bill of Sale”), and (b) all such other good and sufficient instruments of sale, transfer and conveyance consistent with the terms and provisions of this Agreement as shall be reasonably necessary to vest in Buyer all of Sellers’ right, title and interest in, to and under the Transferred Assets.
3.2    Assignment and Assumption Documents. At the Closing, Buyer and Sellers will execute and deliver an assignment and assumption agreement in substantially the form attached hereto as Exhibit 3.2 (the “Assumption Agreement”) in order to effect the assignment and assumption of the Assumed Liabilities.
3.3    Transition Services Agreement. At the Closing, Buyer and Sellers will execute and deliver a transition services agreement in substantially the form attached hereto as Exhibit 3.3 (the “Transition Services Agreement”).

ARTICLE IV
CONSIDERATION; ALLOCATION
4.1    Consideration. In exchange for the sale, assignment, transfer, conveyance and delivery by Sellers of the Transferred Assets, Buyer shall provide the consideration (the “Consideration”) consisting of cash in the amount of $27,000,000 (the “Cash Consideration”), payable upon Closing by wire transfer to an account designated by Sellers; provided, however, that the Cash Consideration shall be reduced by $150,000 for each day that the Closing is delayed past October 10, 2018 (except to the extent such a delay occurs as a result of Buyer’s breach of its obligations under this Agreement).
4.2    Allocation. Within 90 days following the Closing, Buyer shall deliver to Sellers a statement allocating the Consideration among the Transferred Assets in accordance with Section 1060 of the Code (the “Allocation Statement”). Sellers and Buyer agree to file their respective IRS Forms 8594 and all federal, state and local Tax Returns in accordance with the Allocation Statement.
ARTICLE V
CLOSING
5.1    Closing Date. Subject to the terms and conditions hereof, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place virtually (by delivery of executed documents via pdf, docusign or other electronic means), no later than the second Business Day following the date on which all conditions to Closing set forth in Article IX and Article X have been satisfied or waived (the date on which the Closing is actually held, the “Closing Date”). If it occurs, the Closing shall be effective as of 12:01 a.m. Eastern time on the Closing Date.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF SELLERS
Except as set forth in the disclosure schedule delivered by Sellers to Buyer prior to the execution and delivery of this Agreement (the “Disclosure Schedule”) (provided, however, disclosure of any item in any section or subsection of the Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), Sellers represent and warrant to Buyer as follows:
6.1    Organization, Qualification and Authority. Sellers are entities duly organized, validly existing and in good standing under the Laws of their jurisdiction of formation and under the Laws of each jurisdiction where qualification as a foreign corporation is required, except where the lack of such qualification would not be material. Sellers have delivered to Buyer true, complete and correct copies of the respective formation and governing documents of each Seller. Sellers have all necessary power and authority to own and operate their properties and to carry on their business as it is now being conducted. Sellers have the power and authority to execute and deliver and perform their obligations under this Agreement and the other Transaction Documents, and to undertake the transactions contemplated hereby and thereby.

6.2    Authorization, Execution and Delivery of Agreement and Transaction Documents. The execution, delivery and performance of this Agreement and the other Transaction Documents by Sellers and the transfer or assignment of the Transferred Assets to Buyer have been duly and validly authorized and approved by all necessary corporate action. This Agreement and each of the Transaction Documents constitute Sellers’ legal, valid and binding obligations, enforceable against each Seller (to the extent it is a party thereto) in accordance with their respective terms, subject to Laws of general application relating to the rights of creditors generally and the availability of equitable remedies. Subject to order of the Bankruptcy Court and pursuant thereto, Sellers will have full power, right and authority to sell and convey to Buyer the Transferred Assets, subject to any necessary authorization from the Bankruptcy Court.
6.3    Title to and Condition of Assets.
(a)    Sellers have good and marketable title to, or a valid leasehold interest in, all of the properties and assets included in the Transferred Assets. Sellers have the power and right to use, transfer, sell, convey, assign and deliver, and shall at Closing transfer, sell convey, assign and deliver to Buyer, each of the Transferred Assets owned by them, free and clear of all Liens. The delivery to Buyer at the Closing of the Transaction Documents will vest in Buyer good and marketable title to the Transferred Assets, free and clear of all Liens. The delivery to Buyer at the Closing of the Transaction Documents will vest in Buyer a valid, binding and enforceable leasehold interest in, or other valid, binding and enforceable right to possess and use, the Transferred Assets that are not owned by Sellers, in accordance with the Contracts applicable to such Transferred Assets, true, complete and correct copies of which Contracts have been provided to Buyer. Without making any representations regarding the intellectual property of third parties, the Transferred Assets include, without limitation, all material tangible and intangible assets necessary for the conduct of the Business as it is currently conducted and such assets are sufficient for the continued conduct of the Business after the Closing in all material respects in substantially the same manner as currently conducted. Section 6.3(a)(i) of the Disclosure Schedule correctly sets forth all of the tangible Transferred Assets owned by Sellers. Section 6.3(a)(ii) of the Disclosure Schedule correctly sets forth a true, complete and correct list of all of the tangible Transferred Assets leased by Sellers, and all Leases and licenses pertaining to such Transferred Assets are identified on such Schedule opposite the respective asset.
(b)    The Transferred Assets have been properly maintained in accordance with regulatory standards and are in good and working order and repair, free from material defects in construction or design, soundly and properly functioning, usable for their intended purposes in the Ordinary Course of Business and not obsolete. All of the tangible Transferred Assets that are leased by Sellers are in the condition required, in all material respects, of such property by the terms of the Contracts applicable thereto.
(c)    Sellers own and have in their possession the equipment and supplies in sufficient quantities in order to enable Sellers to operate the Business, in all material respects, as it was operated in September through December of 2017, and all such equipment and supplies are included in the Transferred Assets.
6.4    Legal Proceedings. There is no Legal Proceeding pending or, to the Knowledge of Sellers, threatened in writing against or affecting Sellers or the Transferred Assets (or to the Knowledge of Sellers, pending or threatened, against any of the officers, directors or employees of Sellers with respect to their business activities related to or affecting the Transferred Assets) (a) that challenges or that is reasonably expected to have the effect of preventing, making illegal, delaying or otherwise interfering with any of the transactions contemplated by this Agreement; or (b) that is related to the Transferred Assets.

6.5    Real Property.
(a)    Except as set forth in Section 6.5(a) of the Disclosure Schedule, Sellers do not own any real property.
(b)    Section 6.5(b) of the Disclosure Schedule sets forth a true, complete and correct list (with addresses) of each leased or subleased premises used by Sellers, whether or not pursuant to a written or oral Lease or sublease (the “Leased Real Properties”). The Sellers have made available to Buyer executed originals or true, complete and correct copies of all Leases or subleases with respect to all Leased Real Properties, together with all amendments or modifications thereto.
(c)    For each of the Leased Real Properties, (i) Sellers a valid leasehold interest, free and clear of all Liens, (ii) Sellers have the right to use (and have quiet enjoyment of) such Leased Real Properties for the purposes for which it is being used, (iii) Sellers have not received any written notice of a dispute concerning the occupancy or use thereof, (iv) each Lease or sublease therefor is legal, valid and binding, in full force and effect, and enforceable against Sellers and, to the Knowledge of Sellers, the other parties thereto, in accordance with its terms, subject to Laws of general application relating to the rights of creditors generally and the availability of equitable remedies, and (v) neither Sellers nor, to the Knowledge of Sellers, any other party to such lease or sublease is in material default thereunder (with or without notice or lapse of time, or both), nor has any material default been, to the Knowledge of Sellers, threatened. Sellers enjoy exclusive, peaceful and undisturbed possession of all Leased Real Properties in all material respects, in each case subject to the terms and conditions of the applicable Lease.
6.6    No Violation of Laws or Agreements. Subject to order of the Bankruptcy Court, the execution and delivery by Sellers of this Agreement and the Transaction Documents contemplated hereby, the performance by Sellers of their obligations hereunder and thereunder and the consummation by Sellers of the transactions contemplated herein and therein will not (a) violate any Laws or any judgment, decree, order, regulation or rule of any court or Governmental Entity to which Sellers are subject; (b) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on any of the Transferred Assets, any Contract, Lease, license, Permit, franchise or other instrument to which a Seller is a party and which relates to any of the Transferred Assets; and (c) contravene, conflict with or result in a violation of any provision of any organizational documents of Sellers; except, in the cases of clauses (a) and (b) above, for such violations which would not be reasonably expected to be material to the Transferred Assets, after the Closing, taken as a whole; and, in all cases, that would not, individually or in the aggregate, materially adversely affect Sellers’ ability to consummate the transactions contemplated hereby.
6.7    Employee Benefits; ERISA Matters; Employees and Independent Contractors.
(a)    Sellers have made available to Buyer summaries of all material Employee Plans covering employees, directors or consultants or former employees, directors or consultants in, or related to, the Business. Sellers have made available to Buyer true and complete summaries of all such material Employee Plans, including summaries of written descriptions thereof which have been distributed to Sellers’ employees and for which Sellers have copies, all annuity contracts or other funding instruments relating thereto, and a summary description of all Employee Plans which are not in writing. Sellers have not incurred any liability with respect to any Employee Plan, which may create, or result in any liability to Buyer.

(b)    Section 6.7(b) of the Disclosure Schedule sets forth a true, complete and correct list of all of Sellers’ employees and all field providers in Sellers’ current network, indicating for each such individual their gross pay and total hours worked during (i) the period from June 1, 2018 to August 24, 2018 for employees, and (ii) the period July 1, 208 to August 24, 2018 for field providers, provided that such list is redacted to remove the names of such individuals. On or prior to the date that is at least two Business Days prior to the Closing Date, Seller shall update Section 6.7(b) of the Disclosure Schedule, and such updated Section 6.7(b) of the Disclosure Schedule shall set forth a true, complete and correct list of all of Sellers’ employees and independent contractors, including all field providers in Sellers’ current network, indicating for each such individual their name, their specialty (e.g., RN, LPN, phlebotomist, medical technician, etc.), current pay rate, hours worked during the 12-month period ended June 30, 2018 on flu events and hours worked during the 12-month period ended June 30, 2018 on wellness events, and customer or customers of Sellers that such individual served during such period.
6.8    Financial Statements.
(a)    Each of the consolidated financial statements of Sellers (including all related notes or schedules) included in the Seller SEC Reports complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing or furnishing the applicable report, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Sellers and any subsidiaries of Sellers as of the dates thereof and the consolidated results of their operations, changes in shareholders’ equity and cash flows as of the dates thereof and for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).
(b)    Sellers maintain a system of “internal control over financial reporting” (as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Securities Exchange of 1934 (the “Exchange Act”)) reasonably designed to provide reasonable assurance (3%) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP consistently applied, (3%) that transactions are executed only in accordance with the authorization of management, and (3%) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Sellers’ properties or assets.
(c)    The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by Sellers are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Sellers in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of each Seller, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of each Seller to make the certifications required under the Exchange Act with respect to such reports.

6.9    Absence of Certain Changes. Since June 30, 2018, Sellers have conducted the Business in the Ordinary Course of Business, and except as disclosed on Section 6.9 of the Disclosure Schedule (which shall be arranged in accordance with the subsections below) or as contemplated by this Agreement, Sellers have not:
(a)    in a single transaction or a series of related transactions, acquired or agreed to acquire by merging or consolidating with, or by purchasing any equity interest in or substantially all the assets of, or by any other manner, any Person;
(b)    in a single transaction or series of related transactions, sold (including sale-leaseback), leased, pledged, encumbered or otherwise disposed of, or agreed to sell (or engage in a sale-leaseback), lease (whether such Lease is an operating or capital Lease), pledge, encumber or otherwise dispose of, the Business or any of their assets, including Transferred Assets, other than dispositions in the Ordinary Course of Business;
(c)    made any change in methods of accounting or procedures in effect as of June 30, 2018 (including procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable);
(d)    filed or failed to file any Tax Returns relating to the Business which are legally required to be filed (taking into account any relevant extension periods) nor failed to pay, to the extent required, any Taxes owed;
(e)    sold, transferred, licensed, abandoned, let lapse, encumbered or otherwise disposed of any material Sellers Intellectual Property relating to the Business;
(f)    except for any filings with the Bankruptcy Court or to approve the filing of the Voluntary Bankruptcy Cases, adopted a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization or any other transaction;
(g)    amended or proposed to amend or otherwise change their organizational documents;
(h)    entered into any agreement or commitment that subjected the Transferred Assets or the Business to any non-competition or other material restrictions;
(i)    materially changed the manner in which it has served its customers from the manner it served its customers during the year 2017;
(j)    materially reduced its pricing structure to its customers for Business services;
(k)    suffered any material damage, destruction or loss to any tangible personal property as a result of any casualty or similar material event (whether or not covered by insurance);
(l)    taken any write-down of the value of any Transferred Assets on the books or records of Sellers, except for depreciation and amortization taken in the Ordinary Course of Business; or
(m)    entered into any agreement or otherwise obligated itself to do any of the foregoing.

6.10    Contracts.
(a)    Except as disclosed on Section 6.10(a) of the Disclosure Schedule, Sellers do not have any Contracts that (i) would require the use of any supplier or third party on an exclusive basis for all or substantially all requirements or needs relating to any goods or services, (ii) would require the provision to the other parties thereto of “most favored nations” pricing, or (iii) requires the marketing or co-marketing of any goods or services of a third party.
(b)    Section 6.10(b) of the Disclosure Schedule sets forth a true, complete and correct list of all of Sellers’ (i) Contracts with customers, (ii) other than Contracts with customers, all Contracts to which Sellers are a party or by which Sellers or any of their properties or assets are bound involving aggregate cash consideration payable or receivable by Sellers in an amount greater than or equal to $25,000 annually, and (iii) all Contracts with strategic or critical vendors or suppliers (“Company Contracts”). None of the Company Contracts materially limit Sellers or any assignee or Affiliate thereof in any way from competing anywhere or in any business or from soliciting any Person as a customer, client, payor or employee, or requires Sellers to refer any testing to any third party. Each Company Contract is legal, valid and binding, in full force and effect, and enforceable against Sellers and, to the Knowledge of Sellers, the other parties thereto, in accordance with its terms, subject to Laws of general application relating to the rights of creditors generally and the availability of equitable remedies, and neither Sellers nor, to the Knowledge of Sellers, any other parties thereto is in material default thereunder (with or without notice or lapse of time, or both). To the Knowledge of Sellers, no event has occurred or circumstance exists that (with or without notice or lapse of time, or both) would result in a material breach of, or give Sellers or any other Person the right to declare a material default or exercise any material remedy under, or accelerate the maturity or performance of or payment under, or cancel, terminate or modify, any Company Contract. Sellers have not, and to the Knowledge of Sellers, no other party to any Company Contract has, exercised any termination rights with respect thereto that would be material to Sellers. The Sellers have made available to Buyer executed originals or true, complete and correct copies of all written Company Contracts, together with all amendments or modifications thereto, and true, complete and correct summaries of all material terms of all oral Company Contracts, if any.
6.11    Customers.
(a)    Section 6.11(a) of the Disclosure Schedule sets forth a true, complete and correct list of Sellers’ customers. For each such customer, Section 6.11(a) of the Disclosure Schedule accurately sets forth the amount of revenue attributable to such customer during the 12-month period ended March 31, 2018. On or prior to the date that is 14 days following the date of this Agreement, Sellers shall provide to Buyer an updated Section 6.11(a) of the Disclosure Schedule which shall accurately set forth, for each such customer, the amount of revenue for flu events attributable to such customer during the 12-month period ended June 30, 2018 and the amount of revenue for wellness events attributable to such customer during the 12-month period ended June 30, 2018.
(b)    Except as set forth in Section 6.11(b) of the Disclosure Schedule or as would not, individually or in the aggregate, be material, Sellers have not received any written indication that any of the Material Customers intends to cease or materially reduce the amount of business that it has been doing with the Company during such 12-month period or, after the Closing Date, will be doing with Buyer or its Affiliates.

(c)    Since January 1, 2018, Sellers have not made any written commitment to any Material Customer to implement price reductions or downward price adjustments, in each case, except as set forth in the applicable Company Contracts that have been made available to Buyer or as would not, individually or in the aggregate, be material.
6.12    Intellectual Property.
(a)    Section 6.12(a) of the Disclosure Schedule sets forth, for the Sellers-Owned Intellectual Property, a complete and accurate list of all domestic and foreign federal, state and/or provincial: (i) Patents and Patent applications issued or pending; (ii) Trademark registrations and applications for registration and material unregistered Trademarks; (iii) all registered Copyrights and material unregistered Copyrights; (iv) all Domain Names; and (v) all other Sellers Intellectual Property owned or purported to be owned by Sellers that is subject of an application, certificate or registration issued by any Governmental Authority (the “Registered Intellectual Property”), in each case listing the title and current owner, the jurisdiction in which each such Registered Intellectual Property has been issued or registered, the application, and the serial or registration number for each.
(b)    With respect to each item of Registered Intellectual Property, all necessary registration, maintenance and renewal fees currently due in connection with such Registered Intellectual Property have been made. None of the Registered Intellectual Property (i) has been abandoned or withdrawn; or (ii) is the subject of any opposition filed with the United States Patent and Trademark Office or any other intellectual property registry anywhere in the world.
(c)    Section 6.12(c) of the Disclosure Schedule sets forth all (i) Sellers-Owned Software; and (ii) IP Licenses (excluding off-the-shelf computer programs with annual license fees less than $20,000 and the terms of use or service for any web site).
(e)    The Sellers Intellectual Property constitutes all the Intellectual Property necessary to the conduct of the Business as presently conducted or as proposed to be conducted. Sellers exclusively own or possess all licenses or other legal rights to use, sell and license all Sellers-Owned Intellectual Property, free and clear of all Liens. Except as set forth on Section 6.12(d) of the Disclosure Schedule, Sellers have not granted to any Person or authorized any Person to retain any rights in any Sellers-Owned Intellectual Property. To the extent that any work, material, invention that has been incorporated into or embodied in any of Sellers’ products or services or any other Sellers-Owned Intellectual Property has been developed or created by an employee or a third party for or on behalf of Sellers, Sellers have a valid and enforceable agreement with such employee or third party assigning all of such employee’s rights in the Intellectual Property to Sellers with respect thereto and thereby Sellers have obtained exclusive ownership of all Intellectual Property rights in and to such work, material, invention or Sellers-Owned Intellectual Property.
(f)    Sellers have taken all reasonable actions to protect, preserve and maintain the Sellers-Owned Intellectual Property and to maintain the confidentiality, secrecy and value of the confidential information and Trade Secrets of Sellers, and such confidential information and Trade Secrets have not been used, divulged or appropriated either for the benefit of any Person (other than Sellers) or to the detriment of Sellers. To the Knowledge of Sellers, there has not been any breach by any third party of any confidentiality obligation to Sellers. All current and former employees of Sellers, and all current and former independent contractors and consultants of Sellers, who have had access to confidential or proprietary information of Sellers have entered into confidentiality and/or proprietary information agreements with Sellers.

(g)    Except as set forth in Section 6.12(f) of the Disclosure Schedule or as would not be material:
(i)    the conduct of the Business as currently conducted (and its employees’ and consultants’ performances of their duties in connection therewith) and Sellers’ use of any Sellers Intellectual Property does not copy without permission, infringe, misappropriate, violate, impair or conflict with any common law, statutory or other right of any Person, including, without limitation, any rights relating to any Intellectual Property, or defamation. Without limiting the generality of the foregoing, there are no United States Patents, or to the Knowledge of Sellers, foreign Patents that impede or limit the current or currently contemplated operation of the Business or use of the Sellers-Owned Intellectual Property;
(ii)    there is no proceeding, opposition, cancellation, objection or claim pending, asserted or threatened in writing against Sellers concerning the ownership, validity, registrability, enforceability, infringement, misappropriation, violation or use of, or licensed right to use any Sellers Intellectual Property. To the Knowledge of Sellers, no valid basis exists for any such Legal Proceeding, opposition, cancellation, objection or claim;
(iii)    to the Knowledge of Sellers, no Person has or is copying without permission, infringing, misappropriating, violating, impairing or conflicting with any common law, statutory or other right of Sellers or any other Person with respect to any of the Sellers Intellectual Property;
(iv)    the Sellers Intellectual Property is valid, enforceable and subsisting, and none of the Sellers Intellectual Property is subject to any outstanding order, ruling, decree, judgment, consent, settlement agreement, forbearances to sue or similar obligation, or has been the subject of any litigation within the past five years, whether or not resolved in favor of Sellers;
(v)    Sellers have not directly or indirectly transferred, assigned, licensed or sublicensed its rights in any Sellers-Owned Intellectual Property;
(vi)    all IP Licenses (A) are in full force and effect in accordance with their terms and no default exists under any of the IP Licenses by Sellers or, to the Knowledge of Sellers, by any other party thereto; (B) are free and clear of all Liens; and/or (C) do not contain any change of control or other terms or conditions that will become applicable or inapplicable as a result of the consummation of the transactions contemplated by this Agreement;
(vii)    all royalties, license fees, charges and other amounts payable by, on behalf of, to, or for the account of, Sellers or the Business in respect of any Intellectual Property are disclosed in the financial statements made available to Buyer;
(viii)    no open source, public source or freeware software, code or other technology, or any modification or derivative thereof, was or is, used in, incorporated into, integrated or bundled with the Sellers Software would require any of such Sellers Software to be: (A) disclosed or distributed in source code form; (B) licensed for the purpose of making derivative works; or (C) distributed without charge. No third party possesses any copy of any source code to any Sellers-Owned Software and at the Closing, Sellers shall have delivered to Buyer all copies, and Sellers shall not have retained any copy of any source code to any Software;
(ix)    with respect to Software or other Intellectual Property licensed to Sellers under any IP License (“Licensed Intellectual Property”), Sellers have complied with any and all license obligations and restrictions with respect to the number of copies of the Licensed Intellectual Property Sellers are permitted to install and/or royalty obligations. Neither Sellers nor any of their employees or agents has used, sublicensed, commercialized, placed or installed any Licensed Intellectual Property without a valid license for such Licensed Intellectual Property. With respect to any Licensed Intellectual Property that is Software, no employee, consultant or any third party has copied, over-installed or otherwise used such Licensed Intellectual Property in any manner that would violate the terms and provisions of the agreement through which Sellers licensed the such Licensed Intellectual Property;
(xv)    neither this Agreement nor the consummation of the contemplated transactions will result in (A) any third party being granted rights or access to, or the placement in or release from escrow of, source code for any Sellers-Owned Software, (B) the granting by Sellers or the Buyer to any third party any rights in any Sellers Intellectual Property, (C) Buyer being obligated to pay any royalties or other amounts to any third party, with respect to Sellers Intellectual Property in excess of those payable by Sellers prior to the Closing, or (D) the loss or impairment of Sellers or Buyer’s right to own or use any of Sellers Intellectual Property; or (E) require the consent of any third party in respect of any Sellers Intellectual Property; and
(xvi)    The software and information technology systems used or held for use in connection with the operation of the Business and/or necessary to provide Sellers’ products or services, (A) are in satisfactory working order, operates in accordance with its specifications or documentation and as necessary for the Business as currently conducted, and is scalable to meet current and reasonably anticipated capacity; (B) have appropriate security, backups, disaster recovery arrangements, and hardware and software support and maintenance to minimize the risk of material error, breakdown, failure, data loss or security breach occurring and to ensure if such event does occur that it does not cause a material disruption to Sellers’ business; (C) are configured and maintained to minimize the effects of viruses and does not contain Trojan horses, spyware, adware, malware, or other malicious code; and (D) have not suffered any material error, breakdown, failure, loss of data or security breach.
6.13    Labor Matters. Except as set forth on Section 6.13 of the Disclosure Schedule, there are no employment, consulting, severance or indemnification Contracts between Sellers and any of their employees. Sellers (a) are not party to or bound by any collective bargaining or similar agreement with any labor organization; (b) have no employees that are represented by any labor organization; and (b) have no knowledge of any union organizing activities among the employees of Sellers.

6.14    Environmental Matters.
(a)    Except as set forth on Section 6.14 of the Disclosure Schedule, to the Knowledge of Sellers, all uses by the Sellers of the assets and Leased Real Properties of Sellers have been, since January 1, 2016, in compliance in all material respects with all Laws and Permits related to the protection of the environment or public health and safety of persons from exposure to Hazardous Substances (collectively, “Environmental Laws”). Except as set forth in Section 6.14 of the Disclosure Schedule, the Sellers have not received any written notice of any Legal Proceedings involving any violations or alleged violations by Sellers of any Environmental Laws. Sellers have complied in all material respects with all Environmental Laws, including those related to the storage, handling and removal of any Hazardous Substance. During Sellers’ leasing of the Leased Real Properties, there has been no Release by Sellers of any Hazardous Substance on such properties that would be material to Sellers, and, to the Knowledge of Sellers (without due inquiry), the same never has occurred on such properties. To the Knowledge of Sellers (without due inquiry), the Leased Real Properties are not subject to any Liability for the cleanup, Removal, or remediation of any Hazardous Substance. To the Knowledge of Sellers (without due inquiry), the Leased Real Properties are not the subject of any notice or notification regarding same nor subject to the threat or likelihood thereof by any Governmental Entity.
(b)    To the Knowledge of Sellers (without due inquiry), no Underground Storage Tanks are located upon and/or serve any Leased Real Properties.
6.15    Accounts Receivable. The Accounts Receivable all represent obligations arising from services actually performed by Sellers or goods sold by Sellers in the Ordinary Course of Business. To the Knowledge of Sellers and except as reflected in Sellers’ reserve for uncollectable accounts set forth on Section 6.15 of the Disclosure Schedule, there is (i) no account debtor who has refused or threatened to refuse to pay its obligations or who has or threatened to set-off such obligations for any reason, and (ii) no account debtor who is insolvent or bankrupt. Except as set forth in Section 6.15 of the Disclosure Schedule, the reserves and allowances provided for in the financial statements made available to Buyer with respect to the accounts receivable have been established by Sellers on the basis of historical experience in accordance with GAAP. To the Knowledge of Sellers, there is no contest, claim, defense or right of set-off relating to the amount or validity of any accounts receivable. The bad debt reserve for accounts receivable that is reflected in the financial statements made available to Buyer has been determined in the Ordinary Course of Business.
6.16    Prepaid Expenses. Section 6.16 of the Disclosure Schedule sets forth a true, complete and correct list of all prepaid expenses and deposits of Sellers relating to the Transferred Assets, including all security deposits for equipment and prepayments on equipment leases of Sellers, all of which are being transferred to Buyer in accordance with this Agreement.
6.17    Brokers. Except for those set forth on Section 6.17 of the Disclosure Schedule, for whom Sellers shall be solely responsible for any fees or commissions owing, Sellers have not engaged or incurred any Liability to any agent, broker or other Person acting pursuant to the express or implied authority of Sellers which is or may be entitled to a commission or broker or finder’s fee in connection with the transactions contemplated by this Agreement or otherwise with respect to the sale of the Transferred Assets.

6.18    Permits. Sellers are and at all times has been in compliance in all respects with all Permits applicable to it, or applicable to the conduct and operations of the Business, or relating to or affecting the Transferred Assets, except for such failures to comply that would not, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect. Sellers have not received any written notice from any Governmental Entity specifically alleging (a) any actual, alleged, possible or potential material violation of, or failure to comply with, any such Permits or (b) any actual, alleged, possible or potential revocation, withdrawal, suspension, cancellation or termination of, or any modification to, any Permit.
6.19    Insurance. Sellers are not in material default under any of their insurance policies or binders, and Sellers have not failed to give any notice or to present any claim under any such policy or binder in a due and timely fashion. Section 6.19 of the Disclosure Schedule sets forth a true, complete and correct list of all material insurance policies held by the Sellers. All such insurance policies are in full force and effect and are sufficient for all requirements of applicable Law and Company Contracts.
6.20    Bank Accounts. Section 6.20 of the Disclosure Schedule accurately sets forth: (a) the name and address of each bank, safe deposit company or other financial institution in which Sellers have an account, lock box or safe deposit box to which customers or other payors of Sellers make payment; (b) the names of all Persons authorized to draw thereon or to have access thereto; and (c) the account number of each such bank account of Sellers.
6.21    Telephone Numbers and Internet Connections. Section 6.21 of the Disclosure Schedule accurately sets forth all telephone numbers, service and Internet connections that are used or made available for use by Sellers’ customers in connection with the Business.
6.22    Taxes; Tax Returns. Sellers have timely filed with the proper Governmental Entities all Tax Returns required to be filed by them with respect to the Business or the Transferred Assets, and all such Tax Returns are complete and correct in all material respects and disclose all material Taxes required to be paid in respect of the Business and the Transferred Assets. Sellers have timely paid to the proper Governmental Entities all Taxes (whether or not shown on any Tax Return) that are due and payable, including any Taxes the non-payment of which has resulted or could result in a Lien on any Transferred Asset that survives the Closing or could result in Buyer becoming liable or responsible therefor. Sellers have not received any outstanding notice of audit, and are not undergoing any audit, of Tax Returns relating to the Business and have never received any written notice of deficiency or assessment from any taxing authority with respect to liability for Taxes relating to the Business which has not been fully paid or finally settled. Sellers have complied in all material respects with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes and have withheld all amounts required by Law to be withheld from the wages or salaries of employees and independent contractors of the Business and are not liable for any Taxes with respect to the employees and independent contractors of the Business for failure to comply with such Laws, rules and regulations, except for such liabilities with respect to which Buyer could not be liable after the Closing.

6.23    Compliance with Laws. Sellers and the conduct of the Business are and at all times have been in compliance with all Laws applicable to them or to the conduct and operations of the Business or relating to or affecting the Transferred Assets, except for such failures to comply that would not, individually or in the aggregate, have or be reasonably expected to be material. Sellers have not received any written notice to the effect that, or otherwise been advised of and to the Knowledge of Sellers there has not occurred with respect to the Transferred Assets or the Business (a) any actual, alleged, possible or potential violation of, or failure to comply with, any such Laws, or (b) any actual, alleged, possible or potential obligation on the part of Sellers to undertake, or to bear all or any portion of the cost of, any remedial action of any nature, except for any such violations or failures to comply that would not, individually or in the aggregate, have or be reasonably expected to be material.
6.24    Undisclosed Liabilities. To Seller’s Knowledge and except as set forth in Section 6.24 of the Disclosure Schedule, none of the Sellers has any Liabilities except for those current liabilities incurred by them since June 30, 2018 in the Ordinary Course of Business for the purchase or sale of goods, wares, merchandise, materials or supplies to be delivered to or by, or for services rendered or to be rendered to or by, the Sellers and which do not vary in amount and nature from those reflected on the most recent financial statements and do not relate to a breach of contract, breach of warranty, tort, infringement or violation of Law.
ARTICLE VII
REPRESENTATIONS AND WARRANTIES OF BUYER
Except as set forth in the Buyer SEC Reports filed prior to the date of this Agreement (excluding any disclosures set forth in any such Buyer SEC Reports solely under the heading “Risk Factors” or with regard to the safe harbor for forward-looking statements), Buyer represents and warrants to Sellers as follows:
7.1    Organization, Qualification and Authority. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Michigan. Buyer has all necessary corporate power and authority to (a) own and operate its properties, (b) carry on its business as it is now being conducted, (c) perform its obligations under this Agreement and the other Transaction Documents, and to undertake and carry out the transactions contemplated hereby and thereby, and (d) own and operate the Transferred Assets and Business.
7.2    Authorization, Execution and Delivery of Agreement and Transaction Documents. All necessary consents and approvals have been obtained by Buyer for the execution and delivery of this Agreement and the Transaction Documents. The execution, delivery and performance of this Agreement and the other Transaction Documents in accordance with their terms by Buyer have been duly and validly authorized and approved by all necessary corporate action. Buyer has full corporate power, right and authority to acquire the Transferred Assets. This Agreement is, and each of the other Transaction Documents when so executed and delivered will be, a valid and binding obligation of Buyer, enforceable against it in accordance with its terms, except to the extent such enforceability may be limited by bankruptcy, insolvency or other similar Laws affecting creditors.
7.3    Brokers. Buyer has not engaged any agent, broker or other Person acting pursuant to the express or implied authority of Buyer that is or may be entitled to a commission or broker or finder’s fee in connection with the transactions contemplated by this Agreement or otherwise with respect to the sale of the Transferred Assets.

7.4    No Violation of Laws or Agreements. The performance by Buyer of its obligations contemplated hereunder and the consummation by Buyer of the transactions contemplated herein will not violate (a) any Laws or any judgment, decree, order, regulation or rule of any court or Governmental Entity to which Buyer is subject; or (b) contravene, conflict with or result in a violation of any provision of any organizational documents of Buyer; except that would not, individually or in the aggregate, materially adversely affect Buyer’s ability to consummate the transactions contemplated hereby.
ARTICLE VIII
COVENANTS AND AGREEMENTS
8.1    Conduct of Business. Except as otherwise expressly contemplated by this Agreement or with the prior written consent of Buyer, from the date hereof until the Closing Date, Sellers shall use reasonable best efforts to preserve intact the Transferred Assets and maintain its rights, Customer Contracts and Permits, keep available the services of employees and contractors and preserve their relationships with customers, providers, landlords and others having business dealings with Sellers. Without limiting the generality of the foregoing (but subject to the express limitation set forth in the immediately preceding sentence), Sellers will, other than in the Ordinary Course of Business or with Buyer’s consent, refrain from doing any of the following in respect of the Transferred Assets:
(a)    dispose of, or transfer, any Transferred Asset;
(b)    transfer any tangible Transferred Asset to any other location to the extent that, at the Closing, such Transferred Asset is not at a location that is not otherwise part of the Transferred Assets;
(c)    except as otherwise provided or required in this Agreement, terminating, amending or modifying the material terms of any of the Assumed Contracts or Leases or assigning any of the Assigned Contracts or Leases;
(d)    acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or assets of, or by any other manner, in a single transaction or a series of related transactions, any Person;
(e)    sell, transfer, license, abandon, let lapse, encumber or otherwise dispose of any material Sellers Intellectual Property;
(f)    amend or propose to amend or otherwise change Sellers’ articles of incorporation, bylaws, certificate of formation, operating agreement or similar governing document;
(g)    cancel, compromise, settle, release or discharge any Legal Proceeding or any other material claim of Sellers;
(h)    enter into any agreement or commitment that would subject Sellers to any non-competition, non-solicitation or any other material restrictions on Sellers’ ability to conduct its business;
(i)    cancel or terminate the insurance coverage under Sellers’ insurance policies;
(j)    take any action that would require disclosure under Section 6.9; or
(k)    agree in writing or otherwise take any action inconsistent with the foregoing.

8.2    Mutual Covenants. The parties hereto mutually covenant (and subject to the other terms of this Agreement):
(a)    from the date of this Agreement to the Closing Date, to cooperate with each other in determining whether filings are required to be made or consents (including any Required Consents) required to be obtained in any jurisdiction in connection with the consummation of the transactions contemplated by this Agreement and in making or causing to be made any such filings promptly and in seeking to obtain timely any such consents including any Required Consents (each party hereto shall furnish to the other and to the other’s counsel all such information as may be reasonably required in order to effectuate the foregoing action), which consents shall not, in any event, include any consent the need for which is obviated by the Sale Order or otherwise by the provisions of the Bankruptcy Code; and
(b)    from the date of this Agreement to the Closing Date, to advise the other parties promptly if such party determines that any condition precedent to its obligations hereunder will not be satisfied in a timely manner.
8.3    Notification of Certain Matters. Sellers shall give prompt written notice to Buyer of: (a) a breach of any representation or warranty or covenant of the Sellers contained in this Agreement, (b) the occurrence, or failure to occur, of any event that would be reasonably likely to cause any representation or warranty of Sellers contained in this Agreement to be untrue or inaccurate at any time prior to the Closing determined as if such representation or warranty were made at such time, and (c) the occurrence of any event which has resulted or could reasonably be expected to result in a Material Adverse Effect.
8.4    Access to Information. From the date hereof and through the date on which the Closing occurs or this Agreement is terminated, Sellers shall cooperate with Buyer and shall give Buyer and its representatives (including Buyer’s accountants, consultants, counsel and employees), upon reasonable notice and during normal business hours, full access to the properties, Contracts, Leases, equipment, employees, affairs, books, documents, records (including customer event schedules and all related information, data and systems), and other information of Sellers to the extent relating to the Business, the Transferred Assets, the Assumed Liabilities and any other aspect of this Agreement and shall cause their respective officers, employees, agents and representatives to furnish to Buyer all available documents, records and other information (and copies thereof), to the extent relating to the Business, the Transferred Assets, the Assumed Liabilities, and any other aspect of this Agreement, in each case, as Buyer may reasonably request. Buyer and its representatives are hereby expressly authorized to contact any of the Sellers’ customers, suppliers or other persons having a commercial relationship with the Sellers in connection with the transactions contemplated hereby, provided that Buyer must provide Sellers with reasonable advance written notice and the opportunity to be present or participate in such communication.

8.5    Public Announcement. Subject to the provisions of the Bankruptcy Code and Sellers’ right to make such filings and disclosures as they in good faith deem necessary or appropriate in connection with the Voluntary Bankruptcy Cases including, without limitation, marketing the Transferred Assets in accordance with the Bidding Procedures Order, no party hereto shall make or issue, or cause to be made or issued, any public announcement or written statement concerning this Agreement or the transactions contemplated hereby without the prior written consent of the other party hereto (which will not be unreasonably withheld or delayed), unless counsel to such party advises that such announcement or statement is required by Law (such as an obligation to disclose under federal securities laws of the United States) (in which case the parties hereto shall make reasonable efforts to consult with each other prior to such required announcement). Buyer and Sellers shall issue a mutually agreed upon form of joint press release announcing the execution and delivery of this Agreement promptly after the execution of this Agreement. Notwithstanding anything herein to the contrary, prior to making any filings or disclosures in connection with the Voluntary Bankruptcy Cases or in order to comply with applicable Laws or the rules and regulations of the Securities and Exchange Commission, Sellers shall provide Buyer with a reasonable opportunity to review the text of any such filings or disclosures and incorporate all reasonable comments received from Buyer or its representatives, including any redactions or requests for confidential treatment.
8.6    Taxes.
(a)    Sellers shall be responsible for all Taxes in connection with, relating to or arising out of the Business or the ownership of the Transferred Assets or the Assumed Liabilities attributable to taxable periods, or portions thereof, ending on or before the Closing, which Taxes shall be an Excluded Liability. All state and local sales and use Taxes, to the extent attributable to periods prior to the Closing, shall be paid or otherwise discharged by Sellers, including any and all sales or transfer, documentary, recording, use, stamp, registration and similar Taxes incurred or owed as a result of the transactions contemplated by this Agreement.
(b)    Sellers and Buyer shall (i) provide the other with such assistance as may reasonably be requested by either of them in connection with the preparation of any Tax Return, any audit or other examination by any taxing authority or any judicial or administrative proceeding with respect to Taxes, (ii) retain and provide the other with any records or other information which may be relevant to such return, audit, examination or proceeding, and (iii) provide the other with any final determination of any such audit or examination proceeding or determination that affects any amount required to be shown on any Tax Return of the other for any period (which shall be maintained confidentially).
8.7    Employees. Subject to and in accordance with the provisions of this Section 8.7, Buyer shall consider offering employment (to be effective January 1, 2019) to the employees who are employed by Sellers as of the Closing and are listed on Section 8.7 of the Disclosure Schedule (collectively, the “Employees”). Buyer shall hire all of the Employees of Sellers who accept such offers made by Buyer. Employees who accept any offers of employment made by Buyer and become either full-time or part-time employees of Buyer or one of its Affiliates, in each case, consistent with their employment status with Sellers, following the Closing are herein referred to as “Transferred Employees.” Sellers shall use reasonable efforts to assist Buyer in securing the employment of the Employees.

8.8    Further Assurances. From time to time after the Closing and without further consideration, each of Buyer and Sellers, at the request of the other, will execute and deliver such other instruments of conveyance and transfer or other instruments or documents, and take or arrange for such other actions, as may reasonably be required to effect any of the transactions contemplated by this Agreement or to provide any party hereto with the benefits intended to be conferred and conveyed by this Agreement; provided that, notwithstanding anything to the contrary in this Section 8.8 or any other provision of this Agreement, neither Buyer nor Sellers shall be required to execute any document or take any action that would (a) increase the Liability or obligation of the party of whom such document or action is requested beyond that such party would have pursuant to the other provisions of this Agreement, (b) require or cause the party of whom such action or document is requested to initiate, join in or otherwise become a party to any Legal Proceeding, or (c) cause such party to incur any material cost or expense that is not already imposed upon it by another provision of this Agreement.
8.9    Confidentiality. The terms of the Confidentiality Agreement, executed on or about July 2, 2018, between Quest Diagnostics Incorporated and Hooper Holmes, Inc. d/b/a Provant Health (the “Confidentiality Agreement”) shall terminate as of the Closing Date. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect. Additionally, Sellers acknowledge that they have had access to and the use of confidential materials and information and trade secrets concerning the Business or the Transferred Assets, and that the protection of such confidential materials and information and trade secrets is necessary to protect and preserve the value of the Business and the Transferred Assets after the Closing. Sellers shall not use, for themselves or others, or disclose, divulge or convey to others, except as necessary to fulfill his or its obligations under this Agreement or Sellers’ Transaction Documents, any secret or confidential information or data related to the Business or the Transferred Assets. Confidential information and data shall include secret or confidential matters not published or generally known in the relevant trade or industry such as and including information about prices, costs, purchasing, profits, markets, sales or customer lists, future developments or future marketing, or merchandising but shall not include any information or data (a) that is generally available to the public (other than as a result of the disclosure directly or indirectly by any Seller or its representatives or agents), (b) that is made available to Sellers by a third party on a non-confidential basis provided that such third party is not bound by a confidentiality agreement, or other obligation of secrecy to, Buyer, or (c) that is independently developed by Sellers without reference to any confidential information protected hereunder.
8.10    Interim Reports. No later than 12:00 p.m. Eastern time on each Tuesday after the date hereof until the Closing, Sellers shall deliver to Buyer a complete and accurate copy of the reports set forth on Schedule 8.10 prepared by Sellers in good faith and in accordance with good business practices regarding the Business with respect to the immediately preceding week.
8.11    Survival of Representations and Warranties. None of the representations and warranties of Sellers or Buyer contained in this Agreement or made in any other documents or instruments delivered pursuant to this Agreement shall survive the Closing hereunder.

8.12    “As Is” Transaction; Disclaimer of Implied Warranties. Except as expressly provided in Article VI, Buyer hereby acknowledges and agrees that Sellers make no representations or warranties whatsoever, express or implied, with respect to any matter relating to the Transferred Assets, including income to be derived or expenses to be incurred in connection with the Transferred Assets, the physical condition of any personal property comprising a part of the Transferred Assets or which is the subject of any Assumed Contract or Lease, the environmental condition or other matter relating to the physical condition of any real property or improvements, the zoning of any such real property or improvements, the value of the Transferred Assets or any portion thereof, the transferability of the Transferred Assets, the terms, amount, validity, collectability or enforceability of any Assumed Liabilities, Assumed Contracts or Leases, the title of the Transferred Assets (or any portion thereof), the merchantability or fitness of the personal property comprising a portion of the Transferred Assets or any other portion of the Transferred Assets for any particular purpose, or any other matter or thing relating to the Transferred Assets (or any portion thereof). Without in any way limiting the foregoing, except as otherwise expressly provided in Article VI above, Sellers hereby disclaim any warranty (express or implied) of merchantability or fitness for any particular purpose as to any portion of the Transferred Assets.
ARTICLE IX
CONDITIONS PRECEDENT TO BUYER’S OBLIGATION TO CLOSE
The obligation of Buyer under this Agreement with respect to the purchase and sale of the Transferred Assets shall be subject to the fulfillment on or prior to the Closing of each of the following conditions, any of which may be waived in writing by Buyer:
9.1    Accuracy of Representations and Warranties; Performance of this Agreement. Each of the representations and warranties made by Sellers shall be true and correct on and as of the date hereof (unless such representation or warranty is given as of a particular date in which case such representation or warranty will be considered only as of such particular date and without giving effect to any limitation indicated by the words “Material Adverse Effect,” “in all material respects,” “material,” or “materiality”) and at and as of the Closing Date, except for any failure to be so true and correct that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Sellers shall have complied with and performed in all material respects all of the agreements and covenants required by this Agreement and each other Transaction Document to be performed or complied with by them on or prior to the Closing.
9.2    Officer’s Certificate. Sellers shall have delivered to Buyer a certificate, duly executed by an executive officer of Sellers (including incumbency certificates), certifying Sellers’ compliance with the conditions set forth in Section 9.1.
9.3    Transfer, Assumption and Transition Services Documents. Sellers shall have delivered to Buyer the Bill of Sale and other transfer documents described in Section 3.1, the Assumption Agreement described in Section 3.2 and the Transition Services Agreement described in Section 3.3, each duly executed by Sellers.
9.4    Data Room. Sellers shall have delivered to Buyer a true, complete and correct copy of the data room maintained by Merrill DatasiteOne in connection with the transactions contemplated by this Agreement.
9.5    Bankruptcy Matters. The Sale Order shall have been entered by the Bankruptcy Court. The Sale Order must be in effect and must not have been reversed or stayed or be subject to a motion to alter or amend or other similar filing that remains pending.

9.6    Winning Bidder. Buyer shall have been deemed the Successful Bidder (as such term is defined in the Bidding Procedures) for the Transferred Assets at any Auction.
9.7    Required Consents. Buyer shall have received all Required Consents set forth on Section 9.7 of the Disclosure Schedule, which shall be provided by either affirmative consent or operation of law.
9.8    No Material Adverse Effect. Since the date of this Agreement, there shall have been no Material Adverse Effect to the Transferred Assets or the Business.
ARTICLE X
CONDITIONS PRECEDENT TO SELLERS’ OBLIGATION TO CLOSE
The obligation of Sellers under this Agreement with respect to the purchase and sale of the Transferred Assets shall be subject to the fulfillment on or prior to the Closing of each of the following conditions, any of which may be waived in writing by Sellers:
10.1    Accuracy of Representations and Warranties; Performance of this Agreement. Each of the representations and warranties made by Buyer in this Agreement shall be true and correct on and as of the date hereof (unless such representation or warranty is given as of a particular date in which case such representation or warranty will be considered only as of such particular date and without giving effect to any limitation indicated by the words “Material Adverse Effect,” “in all material respects,” “material,” or “materiality”) and at and as of the Closing Date, except for any failure to be so true and correct that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the ability of Buyer to timely consummate the transactions contemplated hereunder (including having sufficient funds to pay the Consideration and any other payments, fees or expenses contemplated hereby). Buyer shall have complied with and performed in all material respects all of the agreements and covenants required by this Agreement and each other Transaction Document to be performed or complied with by it on or prior to the Closing.
10.2    Officer’s Certificate. Buyer shall have delivered to Sellers a certificate, duly executed by an executive officer of Buyer (including incumbency certificates), certifying (a) Buyer’s compliance with the conditions set forth in Section 10.1 and (b) a true and correct copy of the resolutions of the board of directors or other governing body of Buyer authorizing the entry into this Agreement and the consummation of the transactions contemplated hereby.
10.3    Assumption and Transition Services Documents. Buyer shall have delivered to Sellers the Assumption Agreement described in Section 3.2 and the Transition Services Agreement described in Section 3.3, each duly executed by Buyer.
10.4    Bankruptcy Matters. The Sale Order shall have been entered by the Bankruptcy Court. The Sale Order must be in effect and must not have been reversed or stayed or be subject to a motion to alter or amend or other similar filing that remains pending.
10.5    Winning Bidder. Buyer shall have been deemed the Successful Bidder (as such term is defined in the Bidding Procedures) for the Transferred Assets at any Auction.

ARTICLE XI
TERMINATION
11.1    Breaches and Defaults; Opportunity to Cure. Prior to the exercise by a party of any termination rights afforded under this Agreement, if either party (the “Non-Breaching Party”) believes the other (the “Breaching Party”) to be in breach hereunder, the Non-Breaching Party shall provide the Breaching Party with written notice specifying in reasonable detail the nature of such breach, whereupon if such breach is curable the Breaching Party shall have 10 calendar days from the receipt of such notice to cure such breach to the reasonable satisfaction of the Non-Breaching Party. If the breach is not cured within such time period, then the Non-Breaching Party’s sole remedy shall be to terminate this Agreement if the breach is such that the condition set forth in Section 9.1 or Section 10.1, as applicable, shall not be satisfied (as provided in Section 11.2); provided, however, that the Non-Breaching Party shall not be entitled to terminate this Agreement if it is in material breach of this Agreement. Upon any termination pursuant to Section 11.2(d), Sellers shall be entitled to retain the Deposit as liquidated damages, and in lieu of any other rights Sellers may otherwise have under applicable Law.
11.2    Termination. This Agreement may be terminated and the transactions contemplated herein may be abandoned at any time prior to the Closing:
(a)    by mutual written consent of Sellers and Buyer;
(b)    by either Sellers or Buyer (by written notice given to the other party hereto) if:
(i)    the Bidding Procedures Order is not entered by the Bankruptcy Court on or before September 18, 2018;
(ii)    subject to Sellers’ rights under Section 2.2(c), the Bankruptcy Court enters an order approving the sale of the Transferred Assets to an Alternative Purchaser; or
(iii)    an Excess Cure Cost Situation exists and the parties are unable to resolve such situation consensually in accordance with Section 1.1(e).
(c)    subject to the right to cure set forth in Section 11.1, by Buyer if Sellers are in breach of any covenant, representation, undertaking or warranty such that the condition set forth in Section 9.1 shall not be satisfied, and Buyer has not waived such condition in writing on or before the Closing Date;
(d)    subject to the right to cure set forth in Section 11.1, by Sellers if Buyer is in breach of any covenant, representation, undertaking or warranty such that the condition set forth in Section 10.1 shall not be satisfied, and Sellers have not waived such condition in writing on or before the Closing Date;
(e)    by Sellers or Buyer if the Closing shall not have occurred on or before the Outside Date, unless the failure to have the Closing on or before the Outside Date shall be due to the failure of the party seeking to terminate this Agreement to perform in any material respect its obligations under this Agreement required to be performed by it at or prior to the Closing; or
(f)    by Buyer, if the Sale Order is not entered on or before two Business Days prior to the Outside Date, provided that the failure of the condition set forth in this Section 11.2(f) was not the result of the actions or omissions of Buyer.

ARTICLE XII
MISCELLANEOUS
12.1    Notices. All notices and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by facsimile (with confirmation of receipt), a nationally recognized overnight courier or registered or certified U.S. mail, return receipt requested, postage prepaid, to the following addresses:
If to Sellers:
Hooper Holmes, Inc.
James Fleet, Chief Restructuring Officer
c/o Phoenix Management Group
Ten Post Office Square, Suite 605 (North Tower)
Boston, MA 02109
Facsimile: (610) 358-9377
Email: jfleet@phoenix management.com

with a copy to (which shall not constitute notice):
Foley & Lardner LLP
111 Huntington Avenue, Suite 2500
Boston, Massachusetts 02199-7610
Attention:    Ronald S. Eppen
Facsimile:    (617) 342-4001

and

Foley & Lardner LLP
321 North Clark Street, Suite 2800
Chicago, Illinois 60654
Attention:    Jill L. Nicholson
Facsimile:    (312) 832-4700

If to Buyer:
c/o Quest Diagnostics Incorporated
500 Plaza Drive
Secaucus, New Jersey 07094
Attention:    SVP, Ventures, M&A and Strategy

with a copy to (which shall not constitute notice):
c/o Quest Diagnostics Incorporated
500 Plaza Drive
Secaucus, New Jersey 07094
Attention:    General Counsel

and

Bass, Berry & Sims PLC
150 Third Avenue South, Suite 2800
Nashville, Tennessee 37201
Email:    aoverby@bassberry.com
tpaterno@bassberry.com
Attention:     J. Allen Overby
Tatjana Paterno

Notices delivered personally shall be effective upon delivery against receipt. Notices transmitted by facsimile shall be effective when received, provided that the burden of proving when notice is transmitted by facsimile shall be the responsibility of the party providing such notice. Notices delivered by overnight courier shall be effective when received. Notices delivered by registered or certified U.S. mail shall be effective on the date set forth on the receipt of registered or certified delivery or 72 hours after mailing, whichever is earlier.
12.2    Expenses. Except for the Expense Reimbursement, if applicable, each party shall bear its own expenses and costs, including the fees of any attorney retained by it, incurred in connection with the preparation of this Agreement and the consummation of the transactions contemplated hereby.
12.3    Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York (without application of principles of conflicts of law). In connection with any controversy arising out of or related to this Agreement, Sellers and Buyer hereby irrevocably consent to the exclusive jurisdiction of the Bankruptcy Court, or if, and only if, the Voluntary Bankruptcy Cases have not yet been filed or have been closed, the state or federal courts located in New York County in the State of New York. Sellers and Buyer each irrevocably consents to service of process out of the aforementioned courts and waives any objection which it may now or hereafter have to the laying of venue of any action or proceeding arising out of or in connection with this Agreement brought in the aforementioned courts.
12.4    Assignment. This Agreement binds and benefits the parties and their respective successors and assignees. No party hereto shall have the right to freely assign any of its rights or delegate performance of any of its obligations under this Agreement, without the prior written consent of the other parties, except that Buyer may assign any of its rights and delegate performance of any of its obligations under this Agreement (i) to any Affiliate of Buyer, or (ii) in connection with a business combination transaction, provided that no such assignment or delegation will relieve Buyer from any of its obligations hereunder.

12.5    Successors and Assigns. Subject to Section 12.4, all agreements made and entered into in connection with this Transaction shall be binding upon and inure to the benefit of the parties hereto, their successors and permitted assigns.
12.6    Amendments; Waivers. No alteration, modification or change of this Agreement shall be valid except by an agreement in writing executed by the parties hereto. Except as otherwise expressly set forth herein, no failure or delay by any party hereto in exercising any right, power or privilege hereunder (and no course of dealing between or among any of the parties) shall operate as a waiver of any such right, power or privilege. No waiver of any default on any one occasion shall constitute a waiver of any subsequent or other default. No single or partial exercise of any such right, power or privilege shall preclude the further or full exercise thereof.
12.7    Entire Agreement. This Agreement (including the Exhibits and Disclosure Schedules which are hereby incorporated by reference into and made a part of this Agreement for all purposes) merges all previous negotiations and agreements between the parties hereto, either verbal or written, and constitutes the entire agreement and understanding between the parties with respect to the subject matter of this Agreement.
12.8    Counterparts. This Agreement may be executed in one or more counterparts, each of which when so executed shall be an original, but all of which together shall constitute one agreement. Facsimile and/or PDF signatures shall be deemed original signatures.
12.9    Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law, but only as long as the continued validity, legality and enforceability of such provision or application does not materially (a) alter the terms of this Agreement, (b) diminish the benefits of this Agreement or (c) increase the burdens of this Agreement, for any Person.
12.10    Section Headings. The section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement.
12.11    Interpretation. As both parties have participated in the drafting of this Agreement, any ambiguity shall not be construed against either party as the drafter. Unless the context of this Agreement clearly requires otherwise, (a) “or” has the inclusive meaning frequently identified with the phrase “and/or,” (b) “including” has the inclusive meaning frequently identified with the phrase “including, but not limited to” and (c) references to “hereof,” “hereunder” or “herein” or words of similar import relate to this Agreement.
12.12    Third Parties. Nothing herein, expressed or implied, is intended to or shall confer on any Person other than the parties hereto any rights, remedies, obligations or liabilities under or by reason of this Agreement.

12.13    Specific Performance. Buyer and Sellers agree that irreparable damage would occur and that the parties hereto would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Bankruptcy Court without proof of actual damages or otherwise (and, to the fullest extent permitted by Law, each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.
12.14    Disclosure Schedule and Exhibits. The Disclosure Schedule and Exhibits attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Any capitalized terms used in any Exhibit or in the Disclosure Schedule but not otherwise defined therein shall be defined as set forth in this Agreement. The representations and warranties of Sellers set forth in any particular section of this Agreement are made and given subject to the disclosures contained in the corresponding section of the Disclosure Schedule. Inclusion of the information in the Disclosure Schedule will not be construed as an admission that such information is material to the business, operations or condition (financial or otherwise) of Sellers. The Disclosure Schedule has been arranged for purposes of convenience in separately titled sections corresponding to the Sections of this Agreement, but each section of the Disclosure Schedule shall be deemed to incorporate by reference all information disclosed in any other section of the Disclosure Schedule to the extent it is reasonably apparent on its face that the disclosure of such matter is applicable to such section of the Disclosure Schedule.
12.15    Definitions. For purposes of this Agreement, the term:
(a)    “Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the powers to direct or cause the direction of management or policies of a Person, through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
(b)    “Agreement” has the meaning set forth in the preamble.
(c)    “Allocation Statement” has the meaning set forth in Section 4.2.
(d)    “Alternative APA” has the meaning set forth in Section 2.3(c).
(e)    “Alternative Purchaser” has the meaning set forth in Section 2.3(c).
(f)    “Assumed Contracts and Leases” has the meaning set forth in Section 1.1(a)(ii).
(g)    “Assumed Liabilities” has the meaning set forth in Section 1.1(c).
(h)    “Assumption Agreement” has the meaning set forth in Section 3.2.
(i)    “Auction” has the meaning set forth in Section 2.2(b).
(j)    “Avoidance Claim” has the meaning set forth in Section 1.1(a)(xiii).
(k)    “Bankruptcy Code” has the meaning set forth in the recitals.

(l)    “Bankruptcy Court” has the meaning set forth in the recitals.
(m)    “Bid Deadline” has the meaning set forth in Section 2.2(a)(i).
(n)    “Bidding Procedures Order” has the meaning set forth in Section 2.22.1.
(o)    “Bill of Sale” has the meaning set forth in Section 3.1.
(p)    “Breaching Party” has the meaning set forth in Section 11.1.
(q)    “Break-Up Fee” has the meaning set forth in Section 2.5.
(r)    “Business” has the meaning set forth in the recitals.
(s)    “Business Day” shall mean any day on which banks are not required or authorized to close in the City of New York, New York.
(t)    “Buyer” has the meaning set forth in the preamble.
(u)    “Buyer SEC Reports” shall mean all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by Buyer with the SEC since December 31, 2017, including all exhibits to the foregoing.
(v)    “Cash Consideration” has the meaning set forth in Section 4.1(b).
(w)    “Closing” has the meaning set forth in Section 5.1.
(x)    “Closing Date” has the meaning set forth in Section 5.1.
(y)    “Code” means the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder.
(z)    “Company Contracts” has the meaning set forth in Section 6.10(b).
(aa)    “Competing Agreement” has the meaning set forth in Section 2.2(a)(iii).
(bb)    “Confidentiality Agreement” has the meaning set forth in Section 8.9.
(cc)    “Consideration” has the meaning set forth in Section 4.1.
(dd)    “Contract” shall mean any agreement, contract, note, mortgage, bond, indenture, lease, benefit plan or other instrument whether written or oral.
(ee)    “Copyrights” has the meaning set forth in Section 12.15(ww).
(ff)    “Cure Costs” has the meaning set forth in Section 1.1(e).
(gg)    “Deposit” shall mean cash in the amount of 10% of the Cash Consideration.
(hh)    “Disclosure Schedule” has the meaning set forth in Article VI.

(ii)    “Domain Names” has the meaning set forth in Section 12.15(ww).
(jj)    “Employees” has the meaning set forth in Section 8.7.
(kk)    “Employee Plan” shall mean (i) any employee benefit plan (within the meaning of Section 3(3) of ERISA), (ii) any retirement, welfare benefit, bonus, incentive, supplemental retirement, deferred compensation, retiree welfare, life insurance, severance, Code Section 125 flexible benefit or vacation or other paid time-off plan, program or agreement and (iii) any individual employment, retention, termination, severance or other similar agreement, in each case, pursuant to which Sellers or their Affiliates currently has any obligation with respect to any Employee, other than governmental plans or arrangements.
(ll)    “Environmental Laws” has the meaning set forth in Section 6.14(a).
(mm)    “ERISA” means the federal Employee Retirement Income Security Act of 1977, as amended.
(nn)    “Excess Cure Cost Situation” has the meaning set forth in Section 1.1(e).
(oo)    “Exchange Act” has the meaning set forth in Section 6.8(b).
(pp)    “Excluded Assets” has the meaning set forth in Section 1.1(b).
(qq)    “Excluded Bank Accounts” has the meaning set forth in Section 1.1(b)(xiv).
(rr)    “Excluded Contracts and Leases” has the meaning set forth in Section 1.1(b)(iv).
(ss)    “Excluded Liabilities” has the meaning set forth in Section 1.1(d).
(tt)    “Expense Reimbursement” has the meaning set forth in Section 2.5.
(uu)    “Filing Date” has the meaning set forth in Section 2.1.
(vv)    “GAAP” has the meaning set forth in Section 6.8(a).
(ww)    “Governmental Entity” shall mean any supranational, national, state, provincial, municipal, local or foreign government or any instrumentality, subdivision, court, administrative agency or commission or other authority thereof.

(xx)    “Hazardous Substance” shall mean (i) any petroleum or petroleum product, flammable explosive, radioactive material, medical waste, radon, asbestos or asbestos-containing material or polychlorinated biphenyls (PCBs); and (ii) any element, compound, substance, waste or other material that is regulated under any Environmental Law or is defined as, or included in the definition of, or deemed by or pursuant to any Environmental Law or by any Governmental Entity to be “hazardous,” “toxic,” a “contaminant,” “waste,” a “pollutant,” “hazardous substance,” “hazardous waste,” “restricted hazardous waste,” “hazardous material,” “extremely hazardous waste,” a “toxic substance,” a “toxic pollutant” or words with similar meaning, including any element, compound, substance, waste or other material that is regulated under the federal Comprehensive Environmental Response, Compensation, and Liability Act, the Superfund Amendments Reauthorization Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Federal Water Pollution Control Act, the Toxic Substances Control Act, the Oil Pollution Act, the Safe Drinking Water Act, the Hazardous Materials Transportation Act, and other similar federal, state or local environmental conservation and protection laws, each as amended.
(yy)    “Intellectual Property” means all domestic and foreign, federal, state and/or provincial (3%) patents and patent applications, and all patents issuing thereon, including without limitation utility, model, industrial design and design patents and certificates of invention, together with all reissue patents, patents of addition, divisionals, provisional applications, renewals, continuations, continuations-in-part, substitutions, additions, extensions, confirmations, re-examinations, and all foreign counterparts of the forgoing which are in the process of being prepared, and all inventions and improvements disclosed therein (collectively, “Patents”); (3%) trademarks, service marks, trade dress, trade names, brand names, designs, logos, commercial symbols and corporate names, and all registrations, applications, and goodwill associated therewith (collectively, “Trademarks”); (3%) copyrights and all works of authorship, whether or not registered or copyrightable, and all applications, registrations, and renewals in connection therewith (collectively, “Copyrights”); (3%) software, including without limitation computer programs, operating systems, applications, software, firmware, tools, data files, databases, graphics, schematics, interfaces, architecture, file formats, routines, algorithms, and any and all specifications and documentation (including training and user manuals) related thereto and all copyrights therein (“Software”); (3%) domain names, Internet addresses and other computer identifiers, web sites, URLs, web pages, unique phone numbers, registrations for any of the foregoing and any and all other similar rights and items (“Domain Names”); (3%) confidential and proprietary information, including without limitation, trade secrets, know-how, formulae, ideas, concepts, discoveries, innovations, improvements, results, reports, information and data, research, laboratory and programmer notebooks, methods, procedures, proprietary technology, operating and maintenance manuals, engineering and other drawings and sketches, customer lists, supplier lists, pricing information, cost information, business manufacturing and production, processes, techniques, designs, specifications, and blueprints (collectively, “Trade Secrets”); (3%) all other intellectual property and proprietary rights in any form or medium known or later devised; and (3%) all copies and tangible embodiments, goodwill, rights of priority and protection of interests therein, and rights to recover for past, present and future infringement associated with any of the foregoing.
(zz    “IP Licenses” means all Contracts pursuant to which Sellers have (3%) acquired rights in (including usage rights) or to any Intellectual Property of a third-party; or (3%) licensed, granted or transferred the right to use any Sellers-Owned Intellectual Property to any Person.
(aaa)    “IRS” shall mean the United States Internal Revenue Service.
(bbb)    “Knowledge of Sellers” shall mean the actual knowledge of James E. Fleet, Mark Clermont, Kevin Johnson, Marc Salois, David Ashley, M.D., Thomas Basiliere and Ernie Sifford, each after due inquiry.

(ccc)    “Law” shall mean any constitution, treaty, statute, law, principle of common law, ordinance, rule or regulation of any Governmental Entity.
(ddd)    “Lease” shall mean all leases of real property or personal property.
(eee)    “Leased Real Properties” has the meaning set forth in Section 6.5(b).
(fff)    “Legal Proceeding” shall mean any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator.
(ggg)    “Liability” shall mean any liability, debt, guarantee, claim, demand, expense, commitment or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due) of every kind and description, including all costs and expenses related thereto.
(hhh)    “Lien” shall mean any mortgage, lien, claim, pledge, charge, security interest or encumbrance of any kind.
(iii)    “Material Adverse Effect” shall mean any event or change or circumstance, in respect of the operation of the Business and Transferred Assets that, individually or when aggregated with any one or more of the other such changes, events or circumstances, has had or could reasonably be expected to have a material adverse effect on (3%) the Transferred Assets, taken as a whole, or (3%) the ability of Buyer to own or use the Transferred Assets after the Closing; provided, however, that none of the following events, changes or circumstances (individually or when aggregated with any one or more of the other such changes, events or circumstances) shall be deemed to be or constitute a Material Adverse Effect, and none of the following changes, events or circumstances (individually or when aggregated with any one or more of the other such changes, events or circumstances) shall be taken into account when determining whether a Material Adverse Effect has occurred: (A) war, acts of nature, general strike, acts of terror, (B) general economic, market or political changes or conditions, (C) events, changes or circumstances which generally affect the industries in which Sellers conduct business, (D) changes in Laws, unless such Laws or conditions apply solely or principally to the Business or Sellers, (E) actions or omissions taken or not taken by or on behalf of Sellers in compliance with a specific request from or consented to in writing by Buyer following the execution of this Agreement, or in compliance with an order from the Bankruptcy Court, (F) events, changes or circumstances arising from or caused by the announcement of this Agreement or commencement of the Voluntary Bankruptcy Cases. Notwithstanding anything herein to the contrary, “Material Adverse Effect” shall be deemed to have occurred if any of the circumstances described on Section 12.15 of the Disclosure Schedule have occurred.
(jjj)    “Material Customers” shall mean the top five customers of Sellers based on revenue recognized with respect to such customers over the 12-month period ended on December 31, 2017.
(kkk)    “Minimum Overbid Amount” shall be an amount equal to $200,000.
(lll)    “Non-Breaching Party” has the meaning set forth in Section 11.1.
(mmm)    “Ordinary Course of Business” shall mean the ordinary and usual course of normal day-to-day operations of Sellers’ business, as conducted by Sellers through the date hereof consistent with past custom and practice (including with respect to quantity and frequency); provided, that in no event shall “Ordinary Course of Business” include any breach of Law or Contract, or violation of any Permit.

(nnn)    “Outside Date” shall mean October 30, 2018.
(ooo)    “Overbidder’s Deposit” has the meaning set forth in Section 2.2(a)(viii).
(ppp)    “Patent” has the meaning set forth in Section 12.15(ww).
(qqq)    “Permit” shall mean any license, permit, franchise, approval, authorization, registration, certification, accreditation and consent of any Governmental Entity.
(rrr)    “Person” shall mean an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including a Governmental Entity.
(sss)    “Protected Health Information” has the meaning set forth in Section 6.19.
(ttt)    “Qualified Bid” has the meaning set forth in Section 2.2(b).
(eeee)    “Release” and “Removal” as used herein shall have the same meaning and definition as set forth in paragraphs (22) and (23), respectively, of Title 42 U.S.C. Section 9601 and any applicable Environmental Law.
(uuu)    “Required Consents” has the meaning set forth in Section 1.1(f).
(vvv)    “Sale Hearing” has the meaning set forth in Section 2.2(c).
(xxx)    “Sale Motion” shall mean the motion to be filed with the Bankruptcy Court by Sellers in accordance with Section 2.2 seeking (3%) approval of the terms and conditions of the Transaction Documents, and (3%) authorization for (5%) the sale of the Transferred Assets and pursuant to Section 363 of the Bankruptcy Code and (5%) the assumption and assignment of the Assumed Contracts and Leases pursuant to Section 365 of the Bankruptcy Code, free and clear of all Liens.
(yyy)    “Sale Order” shall mean the order of the Bankruptcy Court, in a form satisfactory to Buyer, granting the relief requested in the Sale Motion and authorizing the sale of the Transferred Assets pursuant to Section 363 of the Bankruptcy Code and the assumption and assignment of the Transferred Assets that are executory contracts pursuant to Section 365 of the Bankruptcy Code, free and clear of all Liens, claims and interests.
(zzz)    “SEC” shall mean the U.S. Securities and Exchange Commission.
(aaaa)    “Sellers” has the meaning set forth in the preamble.
(bbbb)    “Sellers Intellectual Property” means all Intellectual Property used or held for use by Sellers in connection with the Business as currently conducted, including all Sellers-Owned Intellectual Property and Licensed Intellectual Property.
(cccc)    “Sellers-Owned Intellectual Property” shall mean any and all Intellectual Property that is owned or purported to be owned by or proprietary to Sellers, including without limitation all (3%) Registered Intellectual Property; and (3%) Sellers-Owned Software.
(dddd)    “Sellers-Owned Software” means all proprietary Software owned or developed by or on behalf of Sellers.

(eeee)    “Seller SEC Reports” shall mean all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by Sellers with the SEC since December 31, 2017, including all exhibits to the foregoing.
(ffff)    “Software” has the meaning set forth in Section 12.15(ww).
(gggg)    “Subsidiary” of any Person shall mean any corporation or other form of legal entity an amount of the outstanding voting securities of which sufficient to elect at least a majority of its board of directors or other governing body (or, if there are not such voting securities, 50% or more of the equity interests of which) is owned or controlled, directly or indirectly, by such Person.
(hhhh)    “Tangible Personal Property” has the meaning set forth in Section 1.1(a)(i).
(iiii)    “Tax” shall mean (i) all federal, state, local, foreign or other taxes of any kind and any similar fees, assessments or charges (together with any and all interest, penalties and additions to tax imposed with respect thereto) imposed by any tax authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, severance, excise, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, unclaimed property, escheatment or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added; and (ii) any Liability for the payment of amounts described in clause (i) as a result of being a successor, a transferee or a member of an affiliated, consolidated, combined or unitary group, or as a result of any obligation under any Tax sharing, indemnity or similar agreement or other Contract or arrangement.
(jjjj)    “Tax Return” shall mean any return, declaration, report, estimate, claim for refund, or information return or statement or other document relating to, or required to be filed in connection with, any Taxes, including any schedule, form, attachment thereto or amendment thereof.
(kkkk)    “Trade Secrets” has the meaning set forth in Section 12.15(ww).
(llll)    “Trademarks” has the meaning set forth in Section 12.15(ww).
(mmmm)    “Transaction” has the meaning set forth in the recitals.
(nnnn)    “Transaction Documents” shall mean this Agreement and all other agreements, documents and instruments executed in connection herewith or required to be executed and/or delivered by Sellers in accordance with the provisions of this Agreement.
(oooo)    “Transferred Assets” has the meaning set forth in Section 1.1(a).
(pppp)    “Transferred Bank Accounts” has the meaning set forth in Section 1.1(a)(xii).
(qqqq)    “Transferred Chapter 5 Claim” has the meaning set forth in Section 1.1(a)(xiii).
(rrrr)    “Transferred Employees” has the meaning set forth in Section 8.7.
(ssss)    “Transition Services Agreement” has the meaning set forth in Section 3.3.

(tttt)    “Underground Storage Tank” means any one or combination of tanks, including appurtenant pipes, lines, fixtures and other related equipment, used to contain an accumulation of Hazardous Substances, the volume of which, including the volume of the appurtenant pipes, lines, fixtures and other related equipment, is 10% or more below the ground.
(uuuu)     “Voluntary Bankruptcy Cases” has the meaning set forth in the recitals.

[The next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused their respective authorized officers to duly execute this Asset Purchase Agreement as of the day and year first written above.

SUMMIT HEALTH, INC.

By:
Name:
Title:

[Signature page to Asset Purchase Agreement]

HOOPER HOLMES, INC.

By:
Name:
Title:

HOOPER DISTRIBUTION SERVICES, LLC

By:
Name:
Title:

HOOPER WELLNESS, LLC

By:
Name:
Title:

ACCOUNTABLE HEALTH SOLUTIONS, LLC

By:
Name:
Title:

HOOPER INFORMATION SERVICES, INC.

By:
Name:
Title:

HOOPER KIT SERVICES, LLC

By:
Name:
Title:

[Signature page to Asset Purchase Agreement]

PROVANT HEALTH SOLUTIONS, LLC

By:
Name:
Title:

25207984.17

[Signature page to Asset Purchase Agreement]